150 N. Orange Avenue, Suite 412
Orlando, Florida 32801

August 14, 2012
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc. (the “Company”)
Registration Statement on Form S-1
Originally Filed June 6, 2012
File No. 333-181916

Ladies and Gentlemen:

In connection with the Company's response to the comments received from the staff of the U.S. Securities and Exchange Commission, the Company acknowledges:

1.    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IZEA, INC.

By:/s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer